UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Q3 2025 Earnings Release: Cadeler delivers strong Q3 performance with high utilisation, improved earnings and continued fleet expansion

Copenhagen, 20 November 2025 – Today, Cadeler has published its Q3 2025 Earnings Release, delivering robust financial and operational performance. Full-year guidance is reaffirmed as Cadeler continues to execute on its long-term growth strategy.

In the first nine months of 2025, Cadeler generated revenue of EUR 453 million, up 178% from EUR 163 million in the same period in 2024 – an increase of EUR 290 million. This growth was driven by increased revenue from the expansion of Cadeler’s fleet, increased vessel utilisation, and compensation in connection with the termination of a long-term agreement.

EBITDA reached EUR 322 million for the period, up from EUR 70 million in the first nine months of 2024. Net profit for the first nine months totalled EUR 232 million, compared to EUR 28 million in the same period last year.

In the first nine months of 2025, Cadeler’s fleet expanded from five to nine vessels. This has been coupled with a strong operational performance, with a combined utilisation rate of 75.8%, compared to 61.4% in the same period last year.

Net cash flow from operating activities increased to EUR 286 million (compared to EUR 45 million in 2024), while net cash flow used in investing activities rose to EUR 931 million, reflecting the delivery of three newbuild WTIVs. Net cash provided by financing activities amounted to EUR 805 million, primarily supported by new green loan facilities.

Backlog and commercial momentum

Cadeler’s order book continues to expand, strengthened by several major contracts signed in Q3. These include a new WTG installation project, BC-Wind in Poland, with a value to Cadeler of up to EUR 58 million, and two contracts for the full-scope transportation and installation of foundations and WTGs for an upcoming offshore wind farm, worth around EUR 500 million. With these additions, Cadeler’s total order backlog has grown to EUR 2,887 million as of 20 November 2025.

Fleet expansion: Largest and most advanced offshore wind fleet

In the first nine months of 2025, Cadeler took delivery of three newbuild WTIVs, Wind Maker, Wind Pace, and Wind Ally, in addition to the acquisition of Wind Keeper, a highly capable O&M vessel. Cadeler will soon take delivery of its second M-class vessel and is fully on track with its fleet expansion strategy. By mid-2027, Cadeler will operate a 12-vessel fleet – the largest and most versatile in the offshore wind industry.

Cadeler CEO, Mikkel Gleerup, comments: “We are proud to report strong financial and operational results for the third quarter. With high utilisation, an expanding fleet, and solid client demand, Cadeler continues to deliver on its strategic ambitions. The delivery of Wind Ally in September, our first vessel specifically designed for foundation installations, marked another important milestone as we build the most capable fleet in the industry.“

Entering a new era with Hornsea 3

In early 2026, Cadeler will begin its foundations T&I campaign for Ørsted’s Hornsea 3 offshore wind farm in the North Sea. For the first time, the company will take on the entire transport and installation (T&I) scope for offshore monopile foundations – a strategic step that positions the company as a full-service provider in the foundations market. Cadeler’s newly delivered vessel, Wind Ally, the company’s first A-class vessel and the ninth in its growing fleet will install the foundations at Hornsea 3.

Mikkel Gleerup adds: “With Hornsea 3, we’re stepping into a new era for Cadeler as we take on the full scope of foundation transportation and installation. With this project we are expanding our role in the offshore wind value chain, underscoring our capabilities to support large-scale, integrated offshore developments for a sustainable future.”

Strong balance sheet and strategic financing initiatives

As of 30 September 2025, Cadeler’s total assets stood at EUR 3,056 million – up 58% year-to-date. Total equity increased to EUR 1,446 million, reflecting strong operational performance and capital inflows.

During the quarter, Cadeler secured a EUR 125 million Green Term Loan Facility to refinance the Wind Keeper bridge loan and drew on existing credit facilities to support continued investment.

Full-year guidance reaffirmed

Following a guidance upgrade in July, Cadeler reaffirms its full-year 2025 financial outlook. Revenue is expected to be in the range of EUR 588–628 million, while EBITDA is forecast to range between EUR 381–421 million.

Earnings Call

In connection with the release of its Q3 2025 Earnings Release, Cadeler will host a live video webcast presentation for the investment community. Mikkel Gleerup, Chief Executive Officer, and Peter Brogaard Hansen, Chief Financial Officer, will present live from Copenhagen.

Date: 20 November 2025

Time: 08:00 EST / 13:00 UK / 14:00 CET

The earnings presentation is open to all interested parties and may include forward-looking information.  Please register in advance at this link: https://cadeler-q3-2025-earnings-presentation.open-exchange.net/registration

A replay of the webcast and the presentation slides will be made available on Cadeler’s Investor Relations website following the presentation. Find it here: http://www.cadeler.com/investor

For further information, please contact:

Cadeler Press Office

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

5